UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30970 / February 28, 2014

_____

In the Matter of	:
	:
THE GABELLI DIVIDEND & INCOME TRUST	:
THE GABELLI GLOBAL SMALL AND MID CAP	:
VALUE TRUST	:
GABELLI FUNDS, LLC	:
	:
C/O RICHARD T. PRINS, ESQ.	:
SKADDEN, ARPS, SLATE, MEAGHER &	:
& FLOM LLP	:
FOUR TIMES SQUARE	:
NEW YORK, NEW YORK 10036	:
	:
	:
(812-14211)	:

_____

ORDER UNDER SECTION 17(b) OF THE INVESTMENT COMPANY ACT ("ACT")
GRANTING AN EXEMPTION FROM SECTION 17(a) OF THE ACT AND UNDER
SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER APPROVING CERTAIN
JOINT TRANSACTIONS

The Gabelli Dividend & Income Trust ("Dividend Trust"), The Gabelli Global Small and Mid
Cap Value Trust ("Global Trust") and Gabelli Funds, LLC filed an application on September 11,
2013 and an amendment to the application on January 28, 2014, requesting an order under 17(b)
of the Investment Company Act ("Act") granting an exemption from section 17(a) of the Act and
under 17(d) of the Act and rule 17d-1 thereunder to approve certain joint transactions.

The order would permit Dividend Trust to transfer a segment of its assets to Global Trust, a
newly formed, wholly-owned subsidiary that is a registered closed-end investment company, and
to distribute the shares of Global Trust common stock to the holders of Dividend Trust's
common stock.

On February 6, 2014, a notice of the filing of the application was issued (Investment Company
Act Release No. 30908). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transaction is consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

It is further found that the participation of each registered investment company in the joint transaction is consistent with the provisions, policies, and purposes of the Act, and is not on a basis different from or less advantageous than that of the other participants.

Accordingly, In the Matter of The Gabelli Dividend & Income Trust, et al. (File No. 812-14211),

IT IS ORDERED, under section 17(b) of the Act, that the requested exemption from section 17(a) of the Act is granted, effective immediately.

IT IS FURTHER ORDERED, under section 17(d) of the Act and rule 17d-1 thereunder that the application to approve certain joint transactions in accordance with section 17(d) and rule 17d-1 is granted, effective immediately.

 For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary